Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ceres, Inc:
We consent to the use of our report dated February 4, 2011, except as related to note 1(o) to the consolidated financial statements which is as of May 19, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the change in accounting treatment for certain warrants upon adoption of a new accounting standard and a change in the manner in which the Company accounted for convertible preferred stock.
/s/  KPMG LLP

Los Angeles, California
July 22, 2011